SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                       ____________________

                        AMENDMENT NO. 6 TO
                           SCHEDULE 13D

                       ____________________

             Under the Securities Exchange Act of 1934
                       ____________________

                    ENCORE COMPUTER CORPORATION
                         (Name of Issuer)

                       ____________________

              COMMON STOCK, PAR VALUE $.01 PER SHARE
                  (Title of Class of Securities)
                       ____________________

                             292555109
                          (CUSIP Number)
                       ____________________

                         Michael C. Veysey
                            GA-TEK Inc.
                        34929 Curtis Blvd.
                       Eastlake, Ohio 44095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            Copies to:

                     David W. Bernstein, Esq.
                         Rogers & Wells LLP
                          200 Park Avenue
                     New York, New York 10166
                       Tel.: (212) 878-8000
                       ____________________

                         November 24, 1997
      (Date of Event which Required Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because  of  Rule  13d-
          1(b)(3) or (4), check the following box.     <square>

          Check  the  following  box  if  a  fee  is  being  paid with this
          statement.                                   <square>


                        PAGE 1 OF 31 PAGES
                     EXHIBIT INDEX AT PAGE 10

                           SCHEDULE 13D

CUSIP No. 292555109
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:     GA-TEK   Inc.  (formerly  named   "Gould
                                   Electronics Inc.")

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3483110
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)  <checked-box>
                                   (b)  <square>
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
                                                       32,673,169
-------------------------------------------------------------------------------
8.   SHARED VOTING POWER

                                                            0
-------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

                                                        32,673,169
-------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

                                                            0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         32,673,169
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 <square>

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            48.5%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                                                             CO
-------------------------------------------------------------------------------

                           SCHEDULE 13D

CUSIP No. 292555109
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:     EFI International, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688189
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)  <checked-box>

                                   (b)  <square>
-------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
                                                            0
-------------------------------------------------------------------------------
8.   SHARED VOTING POWER

                                                            0
-------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

                                                            0
-------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

                                                            0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            0
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 <square>

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               0%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                                                             CO
-------------------------------------------------------------------------------

     This   Schedule  13D,  as  filed  with  the  Securities  and  Exchange

Commission (the  "Commission")  on June 2, 1989, by Gould Inc. ("Gould"), a

Delaware corporation, with respect  to  Gould's  ownership of Common Stock,

par value $.01 per share ("Common Stock"), of Encore  Computer  Corporation

(the  "Company"), a Delaware corporation, and as amended by Amendments  No.

1, 2, 3,  4  and  5 dated March 19, 1990, February 7, 1991, April 19, 1991,

September 14, 1992  and  January  31,  1994,  is further amended to furnish additional information as follows:

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

     Paragraphs (a) and (b) of Item 2 are amended to state the following:

          (a) This statement is filed by GA-TEK INC. ("Gould Electronics"), an Ohio corporation, the name of which formerly was
     "Gould Electronics Inc." Gould Electronics is a wholly owned subsidiary of Japan Energy Corporation ("J Energy"), a Japanese corporation formerly named Nippon Mining Company Limited. Gould Electronics has also acquired all the assets of EFI International, Inc., a former wholly owned subsidiary of J. Energy, which has been liquidated.
          (b) The principal business address of Gould Electronics is 34929 Curtis Blvd., Eastlake, Ohio 44095. The principal business address of J Energy is 10-1, Toranomon 2-chome, Minato-Ku, Tokyo 105-8407 Japan.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------

     The following paragraph is added following the tenth paragraph of Item

3 (which was added by Amendment No. 5 to this Schedule)  and,  among  other things, replaces the eleventh paragraph of Item 3 (which is deleted):

          Between March 17, 1995 and March 19, 1997, Gould Electronics exchanged a total of $180 million of indebtedness owed to it by the Company for 500,000 shares of Series F Convertible Preferred Stock of the Company ("Series F Preferred Stock"), 550,000 shares of Series G Preferred Stock of the Company ("Series G Preferred Stock"), 350,000 shares of Series H Preferred Stock of the Company ("Series H Preferred Stock") and 400,000 shares of Series I Preferred Stock of the Company ("Series I Preferred Stock").

          Each share of Series E through I Preferred Stock (a) was convertible at any time at the option of a holder who is a United States citizen or a corporation at least 50% of the shares of which are owned by United States citizens, or for the purpose of completing an underwritten public offering, on 30 days notice into Common Stock at the rate of $3.25 liquidation value per share of Common Stock, (b) entitled the holder to receive each year an annual dividend, payable quarterly, at the rate of $6 per share, which dividend could, under some circumstances, be paid with shares of the applicable Series of Preferred Stock, (c) was subject to mandatory conversion at the option of the Company if the Common Stock was trading at a price higher than $3.90 per share and a buyer was contractually committed to buy a specified amount of the Company's Common Stock, and (d) entitles the holder to receive upon liquidation of the Company a dividend of $100 per share. Holders of Series E through I Preferred Stock were not entitled to vote as holders of those shares, except (i) with regard to certain issuances of preferred stock or other events affecting the Series E through I Preferred Stock, respectively, and (ii) in specific instances required by the Delaware General Corporation Law. Because Gould Electronics is wholly owned by an entity which is not a United States citizen, and therefore Gould Electronics did not have the right to convert the Series E through I Preferred Stock into Common Stock, Gould Electronics believes it was not the beneficial owner of the Common Stock into which the Series E through I Preferred Stock was convertible.

          As a result of dividends on the Company's Series B through Series I Preferred Stock, on October 30, 1997, the ownership by Gould Electronics and EFI of stock of the Company was as follows:

               CLASS OR SERIES                  SHARES
                ----------------                 -------
               Common Stock                   3,935,900
               Series A Preferred Stock         736,410
               Series B Preferred Stock         694,628
               Series D Preferred Stock       1,115,074
               Series E Preferred Stock       1,139,782
               Series F Preferred Stock         533,333
               Series G Preferred Stock         572,289
               Series H Preferred Stock         350,000
               Series I Preferred Stock         400,000

          In addition, on October 30, 1997, Gould and EFI were entitled to dividends totalling $29.5 million, which the Company was not able to pay in cash or by the issuance of additional Preferred stock because it had no surplus.

          The shares of Series A through Series I Preferred Stock owned by Gould Electronics and EFI on October 30, 1997, were convertible into a total of 155,213,513 shares of Common Stock, except that the Series D through Series I Preferred Stock was convertible only by a holder which was a citizen of the United States or a corporation or other entity of which a majority of the outstanding shares or other equity interests were owned by citizens of the United States, or for the purpose of completing an underwritten public offering.

          On October 30, 1997, Gould Electronics converted all its Series A Preferred Stock and Series B Preferred Stock into a total of 29,786,315 shares of Common Stock. This increased Gould's total ownership of Common Stock to 32,673,169 shares, representing 48.5% of all the Common Stock which was outstanding on that date.

          On November 24, 1997, Gould and EFI canceled all the Series D through Series I Preferred Stock owned by them in exchange for payment of $25 million and assignment to Gould of the right to receive $35 million which is due to be paid by Sun Microsystems, Inc. ("Sun") on July 1, 1998 under an Asset Purchase Agreement (the "Sun Agreement") dated as of July 17, 1997 among the Company and two of its subsidiaries and Sun and two of its subsidiaries. Sun, however, has the right to set off against the $35 million payment any amount owed to Sun by the Company as a result of its indemnification obligations under the Sun Agreement. If the amount paid to Gould by Sun on July 1, 1998 is less than $35 million, the Company will be required to pay the amount by which Sun's payment is less than $35 million. If the full $35 million is not paid to Gould Electronics by July 31, 1998, Gould Electronics will be entitled to receive from the Company shares of Series B, D, E, F, G, H and I Preferred Stock in payment of the accrued but unpaid dividends on the Preferred Stock which was owned by Gould Electronics on November 24, 1997. That would require the Company to issue to Gould Electronics approximately 430,000 shares of Preferred Stock with a liquidation preference of approximately $43 million. If the full $35 million is paid to Gould Electronics by July 31, 1998, Gould Electronics will waive its right to receive those accrued but unpaid dividends.

          In connection with the transactions between the Company and Sun which were the subject of the Sun Agreement, Gould Electronics and J Energy entered into agreements with Sun in which, among other things, they agreed to indemnify Sun against a number of possible occurrences, including the insolvency of the Company within one year after the November 24, 1997 closing of the transaction which was the subject of the Sun Agreement (the "Sun Transaction").

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

     The following paragraphs are added following the  fourth  paragraph of

Item 4:

               The purpose of the exchanges of indebtedness for Series F through I Preferred Stock was to increase the Company's shareholders' equity.

          The purpose of the exchange of Series A and Series B Preferred Stock for Common Stock was to increase the number of Shares of Common Stock held by Gould Electronics and EFI so Gould and EFI could vote an increased number of shares of Common Stock with regard to the Sun Transaction.

          The purpose of Gould Electronics' agreeing to permit the Company to redeem the Series D through Series I Preferred Stock owned by Gould Electronics (including the Series D Stock which had been owned by EFI) for $60 million was to enable Gould Electronics to recover a portion of the sum it, its predecessor and EFI had loaned to, or otherwise been owed by, the Company which had been canceled in exchange for stock of the Company.

     The sixth paragraph of Item 4 (which becomes the eighth paragraph) is amended to state the following:

          Prior to November 24, 1997, two representatives of Gould Electronics served on the Company's Board of Directors. On November 24, 1997, officers of Gould Electronics were elected to four of the six positions on the Company's Board of Directors.

          When the Company's stockholders were asked to vote upon the Sun Transaction, they were told that the Company's Board of Directors would be considering whether the Company should (i) continue, and attempt to expand, its real-time business, (ii) attempt to develop and market clustering software for various types of computer hardware, or
     (iii) attempt to sell its real-time business and distribute the proceeds of that sale, together with the remaining proceeds of the Sun Transaction, to its stockholders as a liquidating distribution. Subsequently, the Board of Directors decided that the Company should not attempt to develop and market clustering software for various types of computer hardware. Then on February 27, 1998, the Board of Directors approved, subject to negotiation of definitive agreements and other conditions, a sale of the Company's real-time business, which would be followed by a liquidation of the Company. Although the four officers of Gould Electronics on the Company's Board of Directors voted in favor of that transaction, Gould Electronics has not made a commitment about how it will vote with regard to the transaction if the transaction is presented to the Company's stockholders.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
     ----------------------------------------------

     Item 5 is amended to state the following:

          (a) In computing the aggregate percentage ownership of Common Stock for purposes of this Schedule 13D, Gould Electronics and EFI have relied on the Company's proxy statement dated October 31, 1997.

Item 6.  Contracts, Arrangements, Understandings or
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
-------------------------------------------------------
     The new paragraph at the  end  of Item 6, which was added by Amendment

No. 2, and amended by Amendment No. 4, to this Schedule, is further amended to state the following:

          Reference is made to the response to Item 3 of this Schedule 13D for a description of the transactions by which Gould Electronics acquired Common Stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

     The following Exhibit is added to the list of Exhibits:

Exhibit 7.15 - Agreement dated  July 17, 1997 between Gould Electronics and the Company.

                             SIGNATURE

After reasonable inquiry, to the  best  of  their knowledge and belief, the undersigned corporation certifies that the information  set  forth  in this statement is true, complete and correct.


Dated:  March 26, 1998             GA-TEK INC.


                                   By:/S/ MICHAEL VEYSEY
                                      ________________________
                                      Michael Veysey
                                      Senior Vice President

                           EXHIBIT INDEX

EXHIBIT                                                     PAGE
-------                                                     -----
7.1       Purchase Agreement, dated as of March 20,           *
          1989, among the Company, Gould and certain
          Gould subsidiaries.

7.2       Stockholders Agreement, dated April 27,             *
          1989, among Gould, the Company and Kenneth
          G. Fisher.

7.3       Registration Agreement dated April 27, 1989         *
          between the Company and Gould.

7.4       Escrow Letter dated April 27, 1989, among           *
          Kenneth G. Fisher, Rogers & Wells and
          Gould.

7.5       Agreement dated August 1, 1989 among the            *
          Company, Gould and Kenneth G. Fisher.

7.6       Master Purchase Agreement, dated as of              *
          January 28, 1991 between the Company and
          Gould.

7.7       Amended and Restated Stockholders Agreement         *
          dated as of January 28, 1991 among Kenneth
          G. Fisher, the Company and Gould.

7.8       Amended and Restated Registration Agreement         *
          dated as of January 28, 1991 among Kenneth
          G. Fisher, the Company and Gould.

7.9       Master Purchase Agreement, dated as of              *
          September 10, 1992, among the Company,
          Gould and EFI.

7.10      Second Amended and Restated Stockholders            *
          Agreement, dated as of September 10, 1992, among Kenneth G. Fisher, the Company and
          Gould.

7.11      Second Amended and Restated Registration            *
          Agreement dated as of September 10, 1992, among Kenneth G. Fisher, the Company, Gould and EFI.

7.12      Master Purchase Agreement, dated as of              *
          February 3, 1994 between Gould Electronics and the Company.

7.13      Third Amended and Restated Stockholders             *
          Agreement, dated as of February 3, 1994, among Indian Creek Capital, Ltd., the
          Company and Gould Electronics.

7.14      Third Amended and Restated Registration             *
          Agreement, dated as of February 3, 1994, among Indian Creek Capital, Ltd., the
          Company, Gould Electronics and EFI.

7.15      Agreement dated July 17, 1997, between              12
          Gould Electronics and the Company.



------------------
*Previously filed

                             AGREEMENT


          This is an agreement dated July 17, 1997 between Gould Electronics

Inc. ("Gould"), an Ohio corporation, and Encore Computer Corporation ("Encore"),

a Delaware corporation, regarding, among other things, satisfaction of indebtedness of Encore to Gould, and redemption of preferred stock of Encore held by Gould, out of proceeds of the sale by Encore to Sun Microsystems, Inc.

and Sun Microsystems International B.V. (together "Sun") of Encore's Storage

Products Business.

          At the date of this Agreement, Encore is indebted to Gould in the total amount of $74,229,806, consisting of principal of $59,485,205 and accrued but unpaid interest of $14,744,601, for borrowings by Encore from Gould under a

Third Amended and Restated Credit Agreement dated as of April 16, 1996, as amended (the "Credit Agreement"), which indebtedness is secured by security interests and mortgages granted under the Security Agreement and other Security

Documents described in the Credit Agreement (the "Security Documents").  In

addition, at the date of this Agreement, Gould holds the shares of Encore

Common Stock and Encore Series A, B, and D through I Preferred Stock listed on

Exhibit A and it is entitled to receive as dividends the additional shares of

Encore Series B through I Preferred Stock listed on Exhibit B (the "Unpaid

Dividend Shares") when Encore has sufficient earnings or surplus to be able lawfully to issue them.

                           EXHIBIT 7.15

          On July 17, 1997, Encore and Sun are executing an Asset Purchase

Agreement (the "Sun Agreement"), which contemplates that Encore will sell

Encore's Storage Products Business (as that term is defined in the Sun

Agreement) to Sun for (i) a cash purchase price of $185 million, of which

$150 million is to be paid at the closing under the Sun Agreement (the "Sun

Closing") and the remaining $35 million (the "Second Payment") is to be paid on

July 1, 1998, plus (ii) assumption by Sun of certain obligations of Encore.

          In order to facilitate the transactions which are the subject of the Sun Agreement, Gould and Encore agree as follows:



                             ARTICLE I

           SATISFACTION OF ENCORE INDEBTEDNESS TO GOULD

          1.1 PAYMENT OF INDEBTEDNESS.  At the Closing described in Paragraph
              -----------------------
3.1, (i) Encore will pay to Gould the full amount of all principal and accrued but unpaid interest owed by Encore with regard to the indebtedness which is the subject of the Credit Agreement, and with regard to any other indebtedness for borrowed money owed by Encore to Gould, and (ii) Gould will release all security interests and mortgages on assets of Encore created under the Security

Documents or otherwise which secure borrowings by Encore from Gould under the

Credit Agreement.

          1.2 NO EFFECT ON INTELLECTUAL PROPERTY LICENSE.  Neither the payment
              -------------------------------------------
of indebtedness from Encore to Gould, nor the release of security interests and mortgages, contemplated by Paragraph 1.1 will in any way affect the continuing validity of, or any rights of Gould (as successor to

Gould Inc.) under, an Intellectual Property License Agreement dated as of

January 28, 1991 among Encore, Encore Computer U.S., Inc. and Gould Inc. (the

"Intellectual Property Agreement") or under an Escrow, Access and Training

Agreement entered as of January 28, 1991, among Encore, Encore Computer U.S.

Inc. and Gould Inc. (the "Escrow Agreement").  Encore is aware that at the Sun

Closing, Gould will be assigning to Sun all Gould's rights under the

Intellectual Property Agreement and under the Escrow Agreement. Encore consents to that assignment and agrees to recognize the rights of Sun, as assignee from

Gould, under the Intellectual Property Agreement and the Escrow Agreement as

fully as though Sun were expressly named as the Licensee under each of those agreements.

                            ARTICLE II

                   REDEMPTION OF PREFERRED STOCK

          2.1 REDEMPTION TERMS.  At the Closing, Encore will redeem all the
              -----------------
Series D through Series I Preferred Stock held by Gould (the "Redeemed

Preferred Stock") for a total of $60 million, of which $25 million will be paid in cash at the Closing and the balance will be paid by assigning to Gould the right to receive all payments made by Sun with regard to the Second Payment.

If because of any inaccuracy in any representation or warranty by Encore in the

Sun Agreement, any failure of Encore to fulfill any obligation under the Sun

Agreement, or any other act or omission of Encore or any of its subsidiaries,

the Second Payment is less than $35 million, on July 1, 1998, Encore will pay

Gould the amount by which the Second Payment is less than $35 million.

          2.2 CONVERSION OF SERIES A AND B PREFERRED STOCK.  (a)  Subject to
              ---------------------------------------------
fulfillment of the conditions in subparagraph (b), prior to the date for determining the stockholders of Encore who are entitled to vote with regard to the Sun transaction, Gould will convert all the Encore Series A Preferred

Stock and all the Encore Series B Preferred Stock which Gould owns into Encore

Common Stock.

               (b)  The obligation of Gould to convert its Encore Series A

Stock and its Encore Series B Stock into Encore Common Stock is subject to fulfillment prior to the time Gould converts its stock of the following conditions (any or all of which may be waived by Gould):

                    (i)  All consents of governmental agencies (including,

               but not limited to, the Defense Intelligence Service of the

               Department of Defense) to the conversion, if any, which

               Gould believes are necessary or appropriate will have been obtained;

                    (ii)  Kenneth G. Fisher ("Fisher"), Indian Creek

               Capital, Ltd. ("Indian Creek") and Encore will have executed and delivered to Gould a Voting Agreement (the "Fisher

               Voting Agreement"), which will be in a form which is

               satisfactory to Gould, and which provides that Fisher and

               Indian Creek will (x) until the earlier of (x) the third

               anniversary of the day on which the Closing occurs, or (y)

               such time as Gould ceases to own at least 35% of the

               outstanding Common Stock of Encore, vote all shares of

               Encore owned by Fisher or Indian Creek in favor of election of persons designated by Gould to two-thirds (and in no

               event fewer than four) of the places on Encore's Board of

               Directors, (y) vote all shares of stock of Encore owned by them in favor of the transactions which are the subject of the Sun Agreement, and (z) vote all shares of stock of

               Encore owned by them in favor of the transactions which are the subject of this Agreement.

                    (iii)     Encore will have executed and delivered to

               Gould a Registration Agreement which will give Gould

               substantially the same rights with regard to the Encore

               Common Stock Gould owns after the conversion of its Encore

               Series A and B Preferred Stock that Gould has under the

               Registration Agreement which is in effect on the date of

               this Agreement with regard to the Encore shares owned by

               Gould on the date of this Agreement.

                    (iv)  Fisher and Indian Creek will have converted all

               the Encore Series B Stock owned by them (and any other

               Encore preferred stock owned by them) into Encore Common

               Stock.

                    (v)  The By-Laws of Encore will have been amended as

               described in Paragraph 4.2(g) and those amendments will not have been amended or repealed.

                    (vi)  Gould will have received an opinion from Choate

               Hall & Stewart, counsel to Encore, and from counsel for

               Fisher and Indian Creek who is reasonably acceptable to

               Gould, regarding the Fisher Voting Agreement, the

               Registration Agreement and the amendments to Encore's By-

               Laws substantially in the form of Exhibit 2.2-B.

          2.3 WAIVER OF RIGHT TO ADDITIONAL DIVIDEND.  Effective upon receipt
              ---------------------------------------
by Gould of the entire Second Payment plus any additional amount

Encore is required to pay Gould under Paragraph 2.1 and subject to the entire

Second Payment and the additional payment from Encore, if any is due, being received by Gould not later than July 31, 1998, Gould waives  any  right it may have  to receive the Unpaid Dividend Shares or any other sums or shares as dividends with regard to Encore's Series B through I Preferred Stock.



                            ARTICLE III

                            THE CLOSING

          3.1 DATE OF CLOSING.  The closing of the transactions which are
              ----------------
subject  of  this  Agreement  (the  "Closing")  will  take  place simultaneously with, and at the same location as, and will be contingent upon completion of, the Sun Closing.

          3.2 ENCORE OBLIGATIONS AT THE CLOSING.  At the Closing, Encore
              ----------------------------------
will deliver to Gould the following:

               (a)  Evidence of a wire transfer of immediately available funds to an account specified at least 24 hours prior to the Closing by Gould (the

"Gould Account") in an amount equal to the entire outstanding principal balance of, and all accrued but unpaid interest with regard to, all indebtedness of

Encore to Gould for borrowed money, including, but not limited to, all indebtedness of Encore to Gould with regard to loans made to Encore under the

Credit Agreement.

               (b)  Evidence of a wire transfer of immediately available funds to the Gould Account in the amount of $25 million in payment of the sum required to be paid at the Closing with regard to the redemption of the

Redeemed Preferred Stock.

               (c)  Documents in form reasonably acceptable to Gould by which

Encore assigns to Gould the right to receive all amounts paid by Sun with regard to the Second Payment.

               (d)  Evidence reasonably satisfactory to Gould that payment of all Encore's accounts have been paid or provided for as provided in Section

2.03 of the Sun Agreement and that the escrow agent referred to in that Section holds all additional sums required by the Sun Agreement to be held by the escrow agent after the Sun Closing.

               (e)  Copies, executed by Fisher, Indian Creek and Encore, of a document by which Indian Creek and Encore agree to terminate the Second

Amended and Restated Stockholders Agreement among Indian Creek, Gould and

Encore and the Escrow Agreement relating to shares of Encore stock owned by

Indian Creek (the "Agreement Termination Agreement").

          3.3 GOULD OBLIGATIONS AT THE CLOSING.  At the Closing, Gould will
              --------------------------------
deliver to Encore the following:

               (a)  A document executed by Gould confirming that the

indebtedness of Encore to Gould under the Credit Agreement, and any other indebtedness of Encore to Gould for borrowed money, has been satisfied in full.

               (b)  Copies of termination statements on Form UCC-3,

satisfactions of mortgages and other documents sufficient to enable Encore to record in the appropriate offices evidence of the termination of the security interests and mortgages created under the Security Documents which secure the indebtedness of Encore to Gould under the Credit Agreement.

               (c)  Certificates representing the Redeemed Preferred Stock,

to the extent those certificates have been issued by Encore to Gould.

               (d)  A copy, executed by Gould, of the Agreement Termination

Agreement.



                            ARTICLE IV

                   ACTIONS PRIOR TO THE CLOSING

          4.1 ENCORE ACTIONS.
              ---------------  Encore agrees that from the date of this

Agreement to the date of the Closing, it will, and will cause its subsidiaries to, except with the written consent of Gould:

               (a)  Use its best efforts to cause the transactions which

are the subject of the Sun Agreement to be completed as promptly as practicable.

               (b)  Use its best efforts to cause all the conditions set forth in Paragraph 2.2(b) to be fulfilled prior to the time for determining the stockholders of Encore who are entitled to vote on proposals to approve the transactions which are the subject of the Sun Agreement and this Agreement and to cause the conditions set forth in Paragraph 5.1 to be fulfilled prior to or at the Closing.

               (c)  Without limiting what is stated in subparagraphs (a) and

(b), Encore will (i) cause a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon a proposal to approve the transactions which are the subject of the Sun Agreement, (ii) cause a proxy statement relating to that meeting of stockholders (the "Proxy Statement") to be prepared and filed with the Securities and Exchange Commission as promptly as practicable, and in any event no later than August 15, 1997, (iii) include in the Proxy Statement recommendations of its Board of Directors that Encore's stockholders approve the transactions which are the subject of the Sun

Agreement, (iv) comply as promptly as practicable with all comments of the staff of the Securities and Exchange Commission regarding the Proxy Statement and use its best efforts to be able to send the Proxy Statement to Encore's stockholders as promptly as practicable and (v) do all other things in its power to cause its stockholders to approve the transactions which are the subject of the Sun Agreement.

          4.2 GOULD ACTION. Gould will use its best efforts to cause all
              -------------
the conditions set forth in Paragraph 5.2 to be fulfilled prior to or at the Closing.

          4.3 HSR ACT FILING.  Encore and Gould will each make as
              ---------------
promptly as practicable any filings it is required to make under the Hart-

Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") with regard to the transactions which are the subject of this Agreement, and each of them will take all reasonable steps within its control (including providing any requested information to the Federal Trade Commission and the

Department of Justice) to cause the waiting periods required by the HSR

Act, if any, to be terminated or to expire as promptly as practicable.

Encore and Gould will each provide information and cooperate in all other respects to assist the other of them in making its filings under the HSR

Act.



                             ARTICLE V

                       CONDITIONS TO CLOSING

          5.1 CONDITIONS TO GOULD'S OBLIGATIONS.  The obligations of Gould
              ----------------------------------
at the Closing are subject to the following conditions (any or all of which may be waived by Gould):

               (a)  The Sun Closing will have taken place.

               (b)  The Sun Agreement will not have been modified after the date of this Agreement, and Sun will not have waived in any material respect any of Encore's obligations under the Sun Agreement or any conditions to

Sun's obligations under the Sun Agreement, except as consented to by Gould.

               (c)  Encore will have fulfilled all its obligations under

this Agreement required to have been fulfilled prior to or at the Closing.

               (d)  Fisher will have fulfilled all his obligations under the

Fisher Voting Agreement required to have been fulfilled prior to or at the

Closing.

               (e)  Encore will have fulfilled all the obligations under the

Sun Agreement required to have been fulfilled by it prior to or at the Sun

Closing, other than obligations which have been waived by Sun with the consent of Gould, and Encore will have delivered to Gould a certificate signed by an officer of Sun stating that that is the case.

               (f)  All required approvals of governmental agencies

(including, but not limited to, the Defense Investigative Service of the

Department of Defense), if any, to the transactions contemplated by this

Agreement will have been obtained.

               (g)  The filings under the HSR Act, if any, required to have been made by Encore with regard to the transactions which are the subject of this Agreement will have been made, and all waiting periods under the

HSR Act with regard to those transactions will have been terminated or expired.

               (h)  Gould will have received a letter from Choate Hall &

Stewart, counsel to Encore, stating that in its opinion (i) Encore is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (ii) Encore has all requisite corporate power or authority to execute and deliver this Agreement and to perform its obligations under this Agreement, (iii) the execution, delivery and performance of this Agreement by Encore and the consummation by Encore of the transactions contemplated by it have been duly authorized by all necessary corporate acts on the part of Encore, and this Agreement has been duly and validly executed and delivered by Encore, (iv) this Agreement constitutes the legal, valid and binding obligation of Encore, enforceable against Encore in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing

(regardless of whether enforcement is sought in a proceeding at law or in equity), (v) the Sun Closing has taken place and at the Sun Closing Encore transferred Encore's Storage Products Business to Sun as contemplated by the Sun Agreement, (vi) the By-law provisions described in Paragraph 4.1(i)

have been duly adopted by Encore's Board of Directors and are valid and enforceable.

                   (i)  Encore's By-laws will have been amended to provide

that, at least until the second anniversary of the Closing:

                    (i)  The Chairman of Encore's Audit Committee will be a

               director who was nominated for election by Gould.

                    (ii)  A majority of the members of Encore's Audit

               Committee will be directors who were nominated for election by Gould.

                    (iii)     Not later than thirty days before the beginning

               of each calendar quarter, the Chief Executive Officer of Encore will present to Encore's Audit Committee for its approval an expense and capital expenditure budget (a "Quarterly Budget")

               for the forthcoming calendar quarter.  If Encore's Audit

               Committee requests changes in a Quarterly Budget from that presented by the Chief Executive Officer, the Chief Executive

               Officer will make those changes to the Quarterly Budget and present a revised Quarterly Budget to the Audit Committee in time for the Quarterly Budget, as revised, to be approved by the Audit Committee before the beginning of the calendar

               quarter to which it relates.

                    (iv)  Encore may not, without the prior approval of the

               Chairman of Encore's Audit Committee or Encore's entire

               Audit Committee, make any expenditures or commitments which will cause its expenditures in any calendar quarter in any category shown in the Quarterly Budget for that calendar

               quarter approved by the Audit Committee to exceed by more

               than 5% the amount shown in the Quarterly Budget.

                    (v)  The person who is the Chief Financial Officer of

               Encore cannot be dismissed from that position without the

               approval of Encore's Audit Committee and if the position of

               Chief Financial Officer of Encore becomes vacant, the person who fills that position will be a person approved by

               Encore's Audit Committee.

                    (vi)  Encore's Board of Directors will not consider any

               proposal that Encore commence a proceeding for relief as a debtor under the Bankruptcy Code or under any state

               insolvency law, or approve such an action, unless the

               proposal has been recommended by Encore's Audit Committee.

                    (vii)     The By-law provisions described above may not

               be repealed or modified without the unanimous approval of

               all the members of Encore's Board of Directors.

          (k)  The Closing will take place not later than December 31, 1997.


          5.2 CONDITIONS TO ENCORE'S OBLIGATIONS.  The obligations of
              -----------------------------------
Encore at the Closing are subject to the following conditions (any or all of which may be waived by Encore).

               (a)  The Sun Closing will have taken place.

               (b)  Gould will have fulfilled all the obligations under

this Agreement which it is required to fulfill prior to or at the Closing.

               (c)  The transactions which are the subject of this

Agreement will have been approved by the holders of Encore's Common Stock.

               (d)  The waiting periods under the HSR Act with regard to

the transactions which are the subject of this Agreement, if any, will have been terminated or expired.

               (e)  The Closing will take place not later than December 31,

1997.



                            ARTICLE VI

                          INDEMNIFICATION

          6.1 INDEMNIFICATION AGAINST PAYMENTS UNDER INDUCEMENT
              -------------------------------------------------
AGREEMENTS.  (a)  Encore indemnifies Gould against, and agrees to hold
-----------
Gould harmless from, any obligation Gould or Japan Energy Corporation

("JEC") may have to make payments to Sun under a Gould/EFI Inducement

Agreement dated July 17, 1997 among Gould, EFI International, Inc. and Sun or a JEC Inducement Agreement to be dated on or about August 15, 1997 among

JEC and Sun as a result of any act or omission of Encore, including, but not limited to, the commencement by Encore of any Insolvency Proceeding (as that term is defined in the Sun Agreement) or because Encore is or at any time becomes Insolvent (as that term is defined in the Sun Agreement).

               (b)  If Encore becomes required under subparagraph (a) to

indemnify Gould or JEC with regard to any payment Gould or JEC becomes obligated to make to Sun, promptly upon demand by Gould or JEC, Encore will pay Gould or JEC a sum equal to any payment either of them has made to Sun or, if Gould or JEC has not yet made the payment, a sum equal to the amount

Gould or JEC is required to pay to Sun.

                            ARTICLE VII

           WAIVER OF RIGHT TO RECEIVE SUM ON LIQUIDATION

          7.1 GOULD WAIVER.  Gould waives any right it may have as a
              -------------
holder of Common Stock of Encore to participate in the first $30 million which Encore distributes to its stockholders as a liquidating distribution made within two years after the date of this Agreement as a result of a liquidation of Encore, if any.  The waiver in this Paragraph will not affect any right of Gould to receive its pro rata share of (i) any amount in excess of $30 million distributed by Encore to its stockholders within two years after the date of this Agreement as a result of a liquidation of

Encore, or (ii) any amount which Encore distributes to its stockholders more than two years after the date of this Agreement.



                           ARTICLE VIII

                        ABSENCE OF BROKERS

          8.1 REPRESENTATIONS AND WARRANTIES REGARDING BROKERS.  Each
              -------------------------------------------------
party to this Agreement represents and warrants to the other party that nobody act as a broker, a finder or in any similar capacity in connection with the transactions which are the subject of this Agreement, except that

The Blackstone Group and Genesis Merchant Group Securities LLC acted as advisors to Encore and will, to the extent they are entitled to compensation, be paid by Encore, and McDonald & Company and Nikko

Securities Ltd. acted as advisors to Gould and its affiliates and will, to the extent they are entitled to compensation, be paid by Gould or its affiliates. Each party to this Agreement indemnifies the other party against, and agrees to hold the other party harmless from, all liabilities and expenses (including reasonable attorneys fees) incurred in connection with, or as a result of, any claim by anyone for compensation as a broker,

a finder or in any similar capacity by reason of services allegedly rendered to, or at the request of, the indemnifying party in connection with the transactions which are the subject of this Agreement.



                            ARTICLE IX

                           MISCELLANEOUS

          9.1 REIMBURSEMENT FOR EXPENSES OF TRANSACTION.  Except as
              ------------------------------------------
provided in Paragraph 7.1, Encore will reimburse Gould for all out-of-

pocket expenses incurred by Gould in connection with the transactions which are the subject of this Agreement and in connection with the preparation,

negotiation, execution and delivery of this Agreement and the documents referred to in this Agreement.  Encore will bear its own expenses in connection with the transactions which are the subject of this Agreement and in connection with the preparation, negotiation, execution and delivery of this Agreement and the documents referred to in this Agreement.

          9.2 ENTIRE AGREEMENT.  This document, together with the
              -----------------
documents and agreements to be delivered as provided in this Agreement,

and, to the extent applicable, together with the Sun Agreement, contain the entire agreement between Encore and Gould regarding the transactions which are the subject of this Agreement and those other documents. All prior negotiations, understandings and agreements between Encore and Gould with regard to that subject matter are superseded by this Agreement and those other documents, and there are no representations, warranties,

understandings or agreements concerning the transactions which are the subject of this Agreement and those other documents, other than those expressly set forth in this Agreement and those other documents.

          9.3 HEADINGS.  The Article and Paragraph headings of this
              ---------
Agreement are for convenience only, and do not affect the meaning or interpretation of this Agreement.

          9.4 PROHIBITION AGAINST ASSIGNMENT.  Neither this Agreement nor
              -------------------------------
any right of either party under it may be assigned by either party without the consent of the other party and any purported assignment in violation of this Paragraph will be null and void.

          9.5 NOTICES.  Any notice or other communication required or
              --------
permitted to be given under this Agreement must be in writing and will be deemed effective when delivered in person or sent by facsimile, if promptly confirmed in writing, or on the third day after the day on which mailed by first class mail from within the United States of America, to the following addresses:

          If to Encore:

               Encore Computer Corporation
               6901 West Sunrise Boulevard
               Fort Lauderdale, Florida  33313
               Attention:  Kenneth G. Fisher
               Facsimile No.:  (954) 797-5719
          with a copy to:

               Choate, Hall & Stewart
               Exchange Place
               53 State Street
               Boston, Massachusetts 02109
               Attention:  Cameron Read, Esq.
               Facsimile No.:  (617) 248-4000


          If to Gould:

               Gould Electronics Inc.
               34929 Curtis Boulevard
               Eastlake, Ohio  44095
               Attention:  General Counsel
               Facsimile No.:  (216) 953-5120

          with a copy to:

               Rogers & Wells
               200 Park Avenue
               New York, New York  10166
               Attention:  David W. Bernstein, Esq.
               Facsimile No.:  (212) 878-8375


          9.6 GOVERNING LAW.  This Agreement will be governed by, and
              --------------
construed under, the laws of the State of Delaware relating to contracts made and to be performed in that state.

          9.7 AMENDMENTS.  This Agreement may be amended only by a
              -----------
document in writing signed by both Gould and Encore.

          9.8 COUNTERPARTS.  This Agreement may be executed in two or more
              -------------
counterparts, some of which may be executed by fewer than all the parties.

Each of those executed copies will be deemed an original, but all of them together will constitute one and the same  agreement.

          This Agreement has been executed on the day set forth on the first page and is intended to constitute a binding agreement between the parties to it.


ENCORE COMPUTER CORPORATION        GOULD ELECTRONICS INC.


By:________________________       By:____________________
Name:                              Name
Title:                             Title: